

September 17, 2019

Ryan M. Confer
Chief Financial Officer
Genprex, Inc.
1601 Trinity Street, Bldg B
Suite 3.322
Austin, TX 78712

> **Re: Genprex, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **Form 10-Q for the Quarterly Period Ended June 30, 2019**
> **Filed August 13, 2019**
> **File No. 001-38244**

Dear Mr. Confer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures, page 84

1. Please tell us how you determined that a conclusion that your internal control over financial reporting (ICFR) was not effective as of December 31, 2018, did not impact your conclusion regarding the effectiveness of your disclosure controls and procedures (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to SEC Release No. 33-8238, Final Rule: Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally

accepted accounting principles. Please explain how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in disclosure controls and procedures. This comment also applies to your DCP conclusions contained in your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2019.

Financial Statements
Notes to Financial Statements
Note 5 - Equity, page F-10

2.   You state on page F-12 "The per-share fair values of these options range from $0.001 to $7.93, based on Black-Scholes-Merton pricing models with the following assumptions," however you do not disclose the assumptions. Please provide us the assumptions required to be disclosed by ASC 718-10-50 and tell us your consideration of disclosing the assumptions. In addition, ASC-718-10-50 requires disclosure of "As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized." Please direct us to or provide us this information and tell us your consideration of disclosing this information.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 6. Exhibits, page 52

3.   Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Q for the quarterly period ended March 31, 2019.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance